Limco-Piedmont, Inc.
5304 South Lawton Ave.
Tulsa, Oklahoma 74101

July 16, 2007

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attention: Mr. John Stickel

Re:	Limco-Piedmont, Inc.
File No. 333-142157

Dear Mr. Stickel:

          On behalf of our company, I request that the above referenced Registration Statement be declared effective by the Securities and Exchange Commission at 3:00 p.m. on July 18, 2007. Management of our company and the selling shareholder are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the disposition of the securities covered by the above referenced Registration Statement. We acknowledge that:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve our company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  Our company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Thank you in advance for your prompt response in connection with this matter.

Very truly yours,

/s/ Shaul Menachem

Shaul Menachem
Chief Executive Officer

Andrew F. Kaminsky

Managing Director

Investment Banking

Oppenheimer & Co. Inc.

125 Broad Street

New York, NY 10004

(212) 825-4984

(212) 825-4365 (fax)

andrew.kaminsky@opco.com

Member of All Principal Exchanges

July 16, 2007

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Mr. John Stickel

Re:	Limco-Piedmont Inc. Registration Statement on Form S-1 File No. 333-142157

Dear Mr. Stickel:

Pursuant to Rule 461 under the Securities Act of 1933, we, as managing underwriter, respectfully request acceleration of the effective date of the Limco-Piedmont Inc. Registration Statement on Form S-1 (File No. 333-142157) to 3:00 p.m. on July 18, 2007, or as soon thereafter as practicable.

Oppenheimer & Co. Inc.

By:/s/ Andrew F. Kaminsky
Andrew F. Kaminsky
Managing Director